Li He Partner +852 2533 3306 li.he@davispolk.com davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong

Resident Hong Kong Partners

Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke* Martin Rogers †	Patrick S. Sinclair* Miranda So* James Wadham † Jia Xu †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

July 16, 2021

Re:	YXT.COM GROUP HOLDING LIMITED (CIK: 0001872090)
Confidential Submission of the Draft Registration Statement on Form F-1

Confidential and via EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

On behalf of YXT.COM GROUP HOLDING LIMITED (formerly known as UNICENTURY GROUP HOLDING LIMITED) (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, par value US$0.0001 per share. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, the Draft Registration Statement is being submitted to the staff of the Commission (the “Staff”) in draft form and on a confidential basis. The Company confirms to the Staff that it will publicly file the Draft Registration Statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company respectfully advises the Commission that, in June 2020, it underwent a series of transactions to complete its acquisition of CEIBS Publishing Group (“CEIBS PG”), which provides both online and offline corporate training services. CEIBS PG is consolidated in the Company’s consolidated financial statements after the completion of the acquisition on June 24, 2020 (the “Acquisition”). As such, the Company has included in the Draft Registration Statement (i) the audited consolidated financial statements as of and for the year ended December 31, 2019 and 2020 for the Company; (ii) the audited consolidated financial statements as of and for the year ended December 31, 2019, and the audited consolidated financial statements for the period from January 1, 2020 to June 24, 2020 for CEIBS PG before the Acquisition; and (iii) the unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2020 for the Company and CEIBS PG, assuming that the Acquisition was completed as of January 1, 2020.

As an emerging growth company, the Company has omitted its financial statements for the fiscal year ended December 31, 2018, and has also omitted the selected financial information for the fiscal years prior to the fiscal year ended December 31, 2019. Pursuant to a letter dated May 19, 2021, the Commission has permitted the omission of CEIBS PG’s financial statements for the fiscal year ended December 31, 2018, as required by Rule 3-05 of Regulation S-X. In subsequent submissions, the Company plans to include, for the Staff’s review, unaudited consolidated financial statements as of and for the six months ended June 30, 2021. Prior to the distribution of a preliminary prospectus, the Company will amend the Draft Registration Statement to include all financial statements required by Regulation S-X at the date of the amendment.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020.

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thanks for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer
YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner

Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner

PricewaterhouseCoopers Zhong Tian LLP

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